Contact

www.linkedin.com/in/apagni
(LinkedIn)

Top Skills

Asset Management
Asset Allocation
Mutual Funds

Allison Pagni

Global Account Manager delivering impactful strategies that drive desired client outcomes.
Greater Chicago Area

Summary

I am a results-focused fintech vice president with extensive expertise in sales, cross-functional leadership, relationship development and management, and team mentorship. With a background in financial planning and advising, I have a unique perspective on financial services which I leverage in the fintech industry. My greatest success has been exponentially expanding organizational relationships through active listening, empathy, and the development of solutions that meet client goals and objectives.

Experience

LinkedIn
Global Account Manager
July 2022 - Present (6 months)
Chicago, Illinois, United States

Pinpoint Predictive
Vice President of Sales
December 2021 - July 2022 (8 months)

Responsible for overall sales leadership, team management, pipeline creation, forecasting and quota attainment. Building direct strategic relationships with c-suite and executive level decision makers, articulating a clear vision and strategy for how Pinpoint can transform their business. Curating a broad strategy for earning customer trust to drive growth and revenue.

Hearsay Systems
7 years

Vice President of Sales
2020 - December 2021 (1 year)
San Francisco, CA (Remote)

Establish strategies to reach company revenue objectives, including exploration of additional sub-verticals, development of sales forecasting and key performance indicators for existing product lines, and creation of

sales quotas and commission plans. Provide guidance, leadership, and accountability to growing 14-person sales team and recruit and manage new talent. Collaborate with cross-functional peer leaders to ensure alignment across go-to-market organization. Lead late-stage contract negotiations and resolve escalations. Advise executive leadership on long-term strategic direction and potential process improvements. Manage strategic client relationships on interim basis.

Head of Sales, Strategic Accounts

2014 - 2020 (6 years)

San Francisco, CA (Remote)

Managed relationships and expanded sales reach with largest strategic accounts, using holistic, consultative approach to collaborate with c-level client executives. Traveled to client sites, built rapport, determined pain points, and matched available software-as-a-service (SaaS) products to client's long-term strategic objectives. Orchestrated and motivated internal cross-functional account team by driving awareness of client status and objectives while maintaining accountability to roles and responsibilities in pursuit of company goals. Aligned with product team to gauge status of product roadmap and gain understanding of upcoming feature releases to enable informed client communication. Managed all contract negotiations for 7-figure multiyear contracts and off-cycle negotiations as needed. Collaborated with product and engineering organizations to develop innovative long-term product strategies; served as main point of contact for process feedback.

Morningstar

5 years

Vice President of Strategic Accounts

2012 - 2014 (2 years)

Greater Chicago Area

Recruited to join investment advisory practice supporting large strategic investment clients including asset managers and insurance companies. Collaborated with internal portfolio managers to develop new account strategies and industry vision to expand client services and contracts. Built trusted relationships with strategic financial services accounts and partnered to create board presentations required for approval of new strategies. Increased client adoption of new tools and products through optimized communications and speaking engagements at internal and external conferences. Provided leadership, training, and performance review coaching for 4 direct reports. Translated complex data analytics, models, and metrics into digestible format

for clients and facilitated quarterly strategy reviews. Created strategies to ensure achievement of retention and growth targets.

Director of Sales
2009 - 2012 (3 years)
Greater Chicago Area

Led partnerships with client asset managers and portfolio managers to build impactful and accurate client collateral. Gathered and analyzed client objectives and marketing and brand standards, validated data sets, and leveraged industry knowledge to ensure that appropriate content and licensed information was used to tell desired client story. Expanded new client base through outreach and follow-up, collaborating with marketing team to create demand generation campaigns driving industry awareness and developing sales pipeline. Managed client contract negotiations. Increased new business revenue by 20% in 2010 and progressed that growth to 24% by 2012.

UBS Financial Services
Financial Advisor, Retirement Plan Consultant
2005 - 2009 (4 years)
Chicago, Illinois, United States

Morgan Stanley
Financial Advisor
1998 - 2005 (7 years)
Chicago, Illinois, United States

Education

University of Notre Dame - Mendoza College of Business
Master of Business Administration - MBA

Loyola University Chicago
Bachelor of Business Administration - BBA, Marketing